Exhibit 99.1

VEDANTA LIMITED

(Formerly Sesa Sterlite Limited/Sesa Goa Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001

Phone No. +91-832 2460 600

Fax: +91-832 2460 690

Email id: comp.sect@vedanta.co.in

website: www.vedantalimited.com

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 50th Annual General Meeting of Vedanta Limited will be held on Saturday, July 11, 2015 at 11:00 A.M. at ‘Panjim Community Centre’ Near Four Pillars, Mala, Panaji, Goa, to transact the following business:

ORDINARY BUSINESS:

1.	To consider and adopt:

a)	the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2015 and the Reports of the Board of Directors and Auditors thereon; and

b)	the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2015.

2.	To declare Final Dividend and confirm the Interim Dividend of Rs. 1.75 per equity share, already paid for the financial year ended March 31, 2015.

3.	To appoint a director in place of Mr. Thomas Albanese (holding DIN 06853915), who retires by rotation and being eligible, offers himself for re-appointment.

4.	Appointment of Statutory Auditors

To consider and, if thought fit, to pass with or without modification(s), the following Resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 139, 142 and other applicable provisions, if any, of the Companies Act, 2013 (the Act) and The Companies (Audit and Auditors) Rules, 2014, (the Rules), (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), and on the recommendation of the Audit Committee, M/s. Deloitte Haskins & Sells LLP, Chartered Accountants, having Firm Registration 117366W/W-100018, who have offered themselves for re-appointment and have confirmed their eligibility to be appointed as Auditors, in terms of provisions of Section 141 of the Act, and Rule 4 of the Rules, be and are hereby re-appointed as Statutory Auditors of the Company for the Company’s financial year 2015-16, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors.”

SPECIAL BUSINESS

5.	To approve the remuneration of the Cost Auditors for the financial year ending March 31, 2016 and in this regard, to consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 and The Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the Cost Auditors for each business as referred to in the Explanatory Statement attached hereto, appointed by Board on the recommendation of the Audit Committee of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2016, be paid the remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do all such necessary acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

6.	Appointment of Ms. Anuradha Dutt (DIN:00145124) as an Independent Director

To consider and, if thought fit, to pass with or without modification(s), the following Resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 (“the Act”), The Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modifications or re-enactment(s) thereof for the time being in force) and in pursuance to the provisions of Clause 49 of the Listing Agreement, Ms. Anuradha Dutt, DIN: 00145124, who has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Act, and who is eligible for appointment and in respect of whom the Company has received a notice in writing from a Member under Section 160 of the Act, signifying his intention to propose the candidature of Ms. Anuradha Dutt for the office of Director, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of three years with effect from April 27, 2015 to April 26, 2018.”

7.	To approve offer or invitation for subscription of Non-Convertible Debentures or other Debt Securities on Private Placement basis

To consider and, if thought fit, to pass with or without modification(s), the following Resolution as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 42 and 71 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the Foreign Exchange Management Act, 1999, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992, the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008, as amended and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (“ICDR Regulations”) (including any statutory amendments, modifications or re-enactments thereof for the time being in force) or any other regulatory authority, whether in India or abroad, and in accordance with the Memorandum of Association and the Articles of Association of the Company and the listing agreements entered into with the stock exchanges (the “Stock Exchanges”) where the equity shares of the Company (the “Equity Shares”) or other securities of the Company are listed and subject to such approvals, consents, permissions and sanctions as might be required from any regulatory authority and subject to such conditions as may be prescribed by such regulatory authority while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may accept, the Board be and is hereby authorized on behalf of the Company to make offer(s) or invitation(s) to subscribe to secured/ unsecured/ redeemable Non-Convertible Debentures in one or more series, denominated in Indian rupees or any foreign currency (“NCDs”), including but not limited to subordinated debentures, bonds, and/or other debt securities, etc., on a private placement basis, in one or more tranches, during the period of one year from the date of passing of the Special Resolution by the shareholders, within the overall borrowing limits of the Company, as may be approved by the shareholders from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to determine and consider proper and most beneficial to the Company including, without limitation, the terms of issue including the class of investors to whom the NCDs are to be issued, time, securities to be offered, the number of NCDs, tranches, issue price, tenor, interest rate, premium/ discount, listing, utilisation of the issue proceeds and to do all such acts and things and deal with all such matters and take all such steps as may be necessary and to sign and execute any deeds/ documents/ undertakings/ agreements/ papers/ writings, as may be required in this regard and matters connected therewith or incidental thereto.”

By Order of the Board of Directors
VEDANTA LIMITED

Rajiv Choubey
Dated:	May 28, 2015	Company Secretary & AVP-legal

Registered Office:

Sesa Ghor,

20 EDC Complex, Patto,

Panaji – 403001, Goa

CIN: L13209GA1965PLC000044

Email: comp.sect@vedanta.co.in

Notes:

1)	The Explanatory Statements, pursuant to Section 102 of the Companies Act, 2013, in respect of the business under Item Nos. 5, 6 and 7 of the accompanying Notice are annexed hereto.

2)	A statement giving the relevant details of the Director seeking appointment / re-appointment, as required under Clause 49 of the Listing Agreement with the Stock Exchanges is annexed to this Notice.

3)	A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of himself and a proxy need not be a member of the company. The instrument appointing a proxy should be deposited at the registered office of the Company not less than forty-eight hours before the commencement of the meeting.

4)	A person can act as proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than ten percent of the total share capital of the Company. A Member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as proxy for any other person or shareholder. A Proxy form is sent herewith.

5)	The business set out in the Notice will be transacted through electronic voting system and the Company is providing facility for voting by electronic means.

6)	Corporate Members intending to send their authorized representatives to attend the Meeting pursuant to Section 113 of the Companies Act, 2013 are requested to send to the Company, a certified copy of the relevant Board Resolution together with their respective specimen signatures authorizing their representative(s) to attend and vote on their behalf at the Meeting.

7)	The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 8, 2015 to Friday, July 10, 2015 (both days inclusive).

8)	The final dividend on Equity Shares, if declared at the Meeting, will be credited / dispatched on or before the due date, i.e. August 8, 2015. to those members whose names shall appear on the Company’s Register of Members on Tuesday, July 7, 2015.; in respect of the shares held in dematerialized form, the dividend will be paid to members whose names are furnished by National Securities Depository Limited and Central Depository Services (India) Limited as beneficial owners as on that date.

9)	Members holding shares in electronic form may note that bank particulars registered against their respective depository accounts will be used by the Company for payment of dividend. The Company or Karvy Computershare (P) Limited its Registrars and Transfer Agents (RTA) cannot act on any request received directly from the members holding shares in electronic form for any change of bank particulars or bank mandates. Such changes are to be advised only to the Depository Participant of the members.

10)	Members holding shares in electronic form are requested to intimate immediately any change in their address or bank mandates to their Depository Participants with whom they are maintaining their demat accounts. Members holding shares in physical form are requested to advise any change of address immediately to the Company/Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited.

11)	In accordance with the provisions of Section 205A (5) read with Section 205C of the Companies Act, 1956, (which are still applicable as the relevant sections under the Companies Act, 2013 are yet to be notified), the amount of dividend for the Financial Year ended 31st March, 2006 and interim dividend for the financial year ended 31st March, 2007 which remained unpaid and unclaimed for a period of 7 years from the date of transfer to the Unpaid Dividend Account of the Company has been transferred to the Investor Education and Protection Fund established by the Central Government. Pursuant to the provisions of Investor Education and Protection Fund (Uploading of Information regarding unpaid and unclaimed amounts lying with Companies) Rules, 2012, the Company has uploaded the details of unpaid and unclaimed amounts lying with the Company as on July 11, 2014 (date of the last Annual General Meeting) on the website of the Company (www.vedantalimited.com), as also on the website of the Ministry of Corporate Affairs (www.mca.gov.in).

12)	Shareholders who are yet to encash their earlier dividend warrants for the years from 2007-2008 (final) to 2014-15 (interim dividend) are requested to contact the Corporate Secretarial Department of the Company/ Karvy, RTA of the Company for revalidation of the dividend warrants / issue of fresh demand draft.

13)	Members are requested to bring their Admission Slip along with copy of the Report and Accounts to the Annual General Meeting.

14)	Members, who wish to obtain any information on the Company or view the accounts for the Financial Year ended 31st March, 2015 may visit the Company’s website or send their queries atleast 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

15)	The information as required to be provided under the Listing Agreement with the Stock Exchanges, regarding the Directors who are proposed to be appointed/ reappointed is also given in Corporate Governance Report.

16)	The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit the PAN to their Depository Participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details to the Company.

17)	Non-resident Indian members are requested to inform Karvy, at the earliest (a) change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

18)	Electronic copy of the Annual Report for 2015 is being sent to all the members whose email IDs are registered with the Company/ Depository Participants(s) for communication purposes unless any member has requested for a hard copy of the same. For members who have not registered their email address, physical copies of the Annual Report for 2015 is being sent in the permitted mode.

19)	Electronic copy of the Notice of the 50th Annual General Meeting of the Company inter alia indicating the process and manner of e-voting along with Attendance Slip and Proxy Form is being sent to all the members whose email IDs are registered with the Company/Depository Participants(s) for communication purposes unless any member has requested for a hard copy of the same. For members who have not registered their email address, physical copies of the Notice of the 50th Annual General Meeting of the Company inter alia indicating the process and manner of e-voting along with Attendance Slip and Proxy Form is being sent in the permitted mode.

20)	Members may also note that the Notice of the 50th Annual General Meeting and the Annual Report for 2015 will also be available on the Company’s website www.vedantalimited.com for their download. The physical copies of the aforesaid documents will also be available at the Company’s Registered Office in Goa for inspection during normal business hours on working days. Even after registering for e-communication, members are entitled to receive such communication in physical form, upon making a request for the same, by post free of cost. For any communication, the shareholders may also send requests to the Company’s investor email id: comp.sect@vedanta.co.in.

21)	Voting

a)	In compliance with provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and Clause 35B of the Listing Agreement, the Company is pleased to provide to its members facility to exercise their right to vote at the 50th Annual General Meeting (AGM) by electronic means. The members may cast their votes using an electronic voting system from a place other than the venue of the Meeting (remote e-voting). The business may be transacted through e-Voting Services provided by Karvy.

b)	The facility for voting, through ballot paper, will also be made available at the AGM and the members attending the AGM who have not already cast their votes by remote e-voting shall be able to exercise their right at the AGM through ballot paper. Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their votes again.

22)	General Instructions

a)	The e-voting period commences on Tuesday, July 7, 2015 (9:00 am IST) and ends on Friday, July 10, 2015 (5:00 pm). During this period shareholders’ of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date i.e. Saturday, July 4, 2015, may cast their vote electronically. The e-voting module shall be disabled by Karvy for voting thereafter. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently or cast the vote again.

b)	Any person, who acquires shares of the Company and becomes a shareholder of the Company after dispatch of the Notice of AGM and holds shares as of the cut-off date i.e. Saturday, July 4, 2015, may obtain the login ID and password by sending a request at evoting@ karvy.com. However if you are already registered with Karvy for e-voting, then you can use your existing user ID and password/ PIN for casting your vote.

c)	A member may participate in the AGM even after exercising his right to vote through remote e-voting, but shall not be allowed to vote again at the AGM.

d)	The facility for voting through postal ballot will also be made available at the AGM, and members attending the AGM who have not already cast their vote by remote e-voting will be able to exercise their right at the AGM. Shareholders who have not cast their vote electronically, by remote e-voting may only cast their vote at the AGM through ballot paper.

e)	The voting rights of shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on the cut-off date (record date) of Saturday, July 4, 2015.

f)	Mr. R. G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

g)	At the AGM, at the end of the discussion on the resolutions on which voting is to be held, the Chairman shall, with the assistance of the Scrutinizer, order voting through ballot paper for all those members who are present but have not cast their votes electronically using remote e-voting facility.

h)	The Scrutinizer shall immediately after the conclusion of voting at the AGM, count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two (2) witnesses not in the employment of the Company. The Scrutinizer shall submit a consolidated Scrutinizers Report of the total votes cast in favour of or against, if any, not later than three (3) days after the conclusion of the AGM to the Chairman of the Company. The Chairman, or any other person authorized by the Chairman, shall declare the result if the voting forthwith.

i)	The Results along with the Scrutinizer’s Report shall be placed on the Company’s website www.vedantalimited.com and on the website of Karvy immediately after the result are declared by the Chairman or any other person authorized by the Chairman, and the same shall be communicated to the BSE Limited and National Stock Exchange of India Limited.

All the documents referred to in the accompanying Notice and the Statement pursuant to Section 102(1) of the Companies Act, 2013, will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of the declaration of the result of the 50th Annual General Meeting of the Company.

The procedure and instructions for e-voting are as follows:

a)	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’

b)	Enter the login credentials (i.e., user-id & password) mentioned on the evoting Form. Your folio/DP Client ID will be your User-ID.

(1)	User – ID For Members holding shares in Demat Form:-

(2)	For NSDL:- 8 Character DP ID followed by 8 Digits Client ID

c)	For CDSL:- 16 digits beneficiary ID

(1)	For Members holding shares in Physical Form:-

(2)	Event no. followed by Folio Number registered with the Company

(3)	Password: Your Unique password is printed separately/via email and forwarded through the electronic notice

(4)	Captcha: Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

d)	If you are already registered with Karvy for e-voting then you can use your existing user ID and password/ PIN for casting your vote.

e)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

f)	Members can cast their vote online from Tuesday, July 7, 2015(9:00 am IST) and ends on Friday, July 10, 2015 (5:00 pm).

g)	After entering these details appropriately, click on “LOGIN”.

h)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z).one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

i)	You need to login again with the new credentials.

j)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

k)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any company, then your exiting login id and password are to be used.

l)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting .Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’

m)	After selecting the resolution you have decided to vote on, click on “SUBMIT”.A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

n)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

o)	Corporate/Institutional Members (corporate /Fls/ Flls/Trust/Mutual Funds/Banks, etc.) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@ karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”

p)	In case a Member receives physical copy of the Notice of AGM [for members whose email IDs are not registered with the Company/ Depository Participants(s) or requesting physical copy]:

•	Initial password is provided separately :

1.	EVEN (E Voting Event Number) USER ID

2.	PASSWORD/PIN

•	Please follow all steps from Sl. No. (a) to Sl. No. (o) above, to cast vote.

q)	Once the vote on a resolution is cast by a member, the member shall not be allowed to change it subsequently or cast the vote again.

r)	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of https://evoting.karvy.com.

s)	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

APPEAL TO SHAREHOLDERS

The Company would like to appeal and encourage its Shareholders to hold their shares in Dematerialized (Demat) form. Managing your investment in securities is simple and easy in Demat/Electronic form and it has many advantages over managing it in physical form as there is no scope of loss, misplacement, theft or deterioration of securities in Demat mode. The detailed procedure of Dematerialization of Shares is also given on the website of the Company under Investor Relations Section. The Shareholders may also get in touch with M/s Karvy Computershare Private Limited at einward.ris@karvy.com, our Registrar and Share transfer Agent or the Company Secretary at comp.sect@vedanta.co.in. The Company also appeals and requests the Shareholders to opt for Electronic Clearing System (ECS) facility for receiving of Dividends.

EXPLANATORY STATEMENT

The following Explanatory Statements, as required under Section 102 of the Companies Act, 2013, set out all material facts relating to the business under Item Nos. 5, 6 and 7 of the accompanying Notice dated May 28, 2015.

Item No. 5

The Board of Directors of the Company on the recommendation of the Audit Committee, approved the appointment and remuneration of the Cost Accountants, to conduct the audit of the cost records of the Company for the financial year ended March 31, 2016 as per the following details:-

Sl.No	Segment	Cost Auditors	Fees (in Rs.)
1	Copper Division & MALCO Aluminium	Ramnath Iyer & Co.	8,50,000
2	Iron Ore Division	R J Goel & Co.	2,70,000
3	Aluminium & Power Division	Chandra Wadhwa & Co.	5,00,000

In terms of the provisions of Section 148(3) of the Companies Act, 2013 read with Rule 14(a)(ii) of The Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditor is to be ratified by the Members of the Company. Accordingly, the Members are requested to ratify the remuneration payable to the Cost Auditors for the financial year 2015-2016 as set out in the Resolution for the aforesaid services to be rendered by them.

None of the Directors, Key Managerial Personnel of the Company and their relatives, is in any way concerned or interested in the said Resolution.

The Board of Directors recommends the Ordinary Resolution set out at Item No. 5 of the Notice for approval by the Members.

Item No. 6

The Board of Directors of the Company on the recommendation of the Nomination & Remuneration Committee, approved the appointment of Ms. Anuradha Dutt as an Additional Independent Director of the Company for a fixed term of three years with effect from April 27, 2015 to April 26, 2018 vide its circular resolution dated April 27, 2015 in terms of Sections 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment & Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), as set out in the Resolutions relating to their respective appointment, subject to the approval of shareholders of the Company. She is not liable to retire by rotation.

The Company has received from Ms. Anuradha Dutt (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014 to the effect that she is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013 and (iii) declaration that she meets the criteria of independence as provided in Section 149(6) of the Companies Act, 2013.

The Company has also received notice from a member along with the deposit of requisite amount under Section 160 of the Act proposing the candidatures of Ms. Anuradha Dutt for the office of Director of the Company. In the opinion of the Board, Ms. Anuradha Dutt fulfils the conditions for her appointment as Independent Directors as specified in the Companies Act, 2013 and the Listing Agreement and are independent of the management. A copy of the letter of appointment setting out the terms and conditions of appointment of Ms. Anuradha Dutt is available for inspection, without any fee, by the members at the Company’s registered office during normal hours on working days up to the date of the AGM.

Ms. Anuradha Dutt is interested in the resolution set out at Item No. 6 of the Notice with regard to her appointment.

Save and except the above, none of the other Directors/Key Managerial Personnel of the Company/their relatives are, in any way, concerned or interested, financially or otherwise, in these resolutions. The Board recommends the resolutions set forth in the Item No. 6 of the Notice for approval of the members.

Item No. 7

The Shareholders by way of Postal Ballot dated October 11, 2014 had approved the issuance of private placement of Non-Convertible Debentures (NCDs) or other Debt Securities within the overall borrowing limits of the Company i.e. Rs. 80,000 crores for a period of one year which is valid till October 10, 2015. Under the said approval, the Companyduring the year has raised NCDs aggregating to Rs 1500 crores.

The Company further plans to raise long term resources, inter alia, to refinance, optimization of interest cost, capital expenditure of the group including subsidiary/associate companies of the Company, repayment of the existing domestic and foreign currency debts and for general corporate purposes. As the funding requirements would depend on various factors, it is considered expedient by the Company to obtain shareholders’ consents.

Pursuant to the provisions of Sections 42 and 71 of the Act and its rules thereunder, a company offering or making an invitation to subscribe to redeemable secured/ unsecured non-convertible debentures (NCDs) on a private placement basis is required to obtain the prior approval of the shareholders by way of a Special Resolution. Such approval by a Special Resolution can be obtained once a year for all the offers and invitations for such NCDs to be made during the year. NCDs including subordinated debentures, bonds, etc., issued on a private placement basis constitute a significant source of borrowings for the Company.

It is proposed to offer or invite subscriptions for NCDs including subordinated debentures, bonds, and/or other debt securities, etc., on private placement basis, in one or more tranches, during the period of one year from the date of passing of the Special Resolution by the shareholders, within the overall borrowing limits of the Company, as may be approved by the shareholders from time to time, with authority to the Board to determine the terms and conditions, including the issue price of the NCDs, interest, repayment, security or otherwise, as it may deem expedient and to do all such acts, deeds, matters and things in connection therewith and incidental thereto as the Board in its absolute discretion deems fit, without being required to seek any further consent or approval of the shareholders or otherwise to the end and that they shall be deemed to have given their approval thereto expressly by the authority of the resolution. The pricing for the NCDs which may be issued by the Company on the basis of this resolution will be done by the Board or a committee thereof in accordance with applicable laws including the ICDR Regulations and foreign exchange regulations as may be applicable, after due consideration of prevailing market conditions.

Accordingly, the approval of the shareholders is being sought by way of a Special Resolution under Sections 42 and 71 and other applicable provisions, if any of the Act and its rules thereunder as set out in Item No. 7 appended to this Notice.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 7 of the accompanying Notice for the approval of the shareholders.

None of the Directors, Managers, Key Managerial Personnel and their relatives are, in any way concerned or interested in the said resolution, except to the extent of their equity holdings in the Company.

By Order of the Board of Directors
VEDANTA LIMITED

Rajiv Choubey
Dated:	May 28, 2015	Company Secretary & AVP-legal

Registered Office:

Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001

CIN: L13209GA1965PLC000044

Email: comp.sect@vedanta.co.in

Profile of Directors being appointed / reappointed as required under Clause 49 of the

Listing Agreement, in the order of the items mentioned in the Notice:

Mr. Thomas Albanese

Name of the Director	Thomas Albanese

DIN	06853915

Date of Birth	September 9, 1957

Qualification	Mr. Thomas Albanese holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska

Specialized Expertise	Tom has rich experience in mining and received the ‘Mining Foundation of the Southwest’ 2009 American Mining Hall of Fame Award, for his dedication, knowledge, leadership and inspiration to his peers in the mining industry.

Experience	Mr. Albanese has an experience of more than three decades in the area of mining and natural resources. Prior to joining the Company, he was CEO of Rio Tinto Plc, a global diversified mining company from May 2007 to January 2013

No. of shares held in the Company	Nil

Directorship in Companies

Listed / Unlisted Public Companies

•    Vedanta Limited (earlier Sesa Sterlite Limited)

Private Companies / Sec 8 Companies – None

Foreign Companies

•    Vedanta Resources Plc

•    Konkola Copper Mines

•    Franco Nevada

Committee Positions	Member Corporate Social Responsibility • Vedanta Limited (Formerly Sesa Sterlite Limited)

Ms. Anuradha Dutt

Name of the Director	Anuradha Dutt

DIN	00145124

Date of Birth	28/08/1957

Qualification	Ms. Dutt earned her LL.M. from Columbia University, New York, USA, and her LL.B. from University of Delhi and has done her undergraduate degree in B.A. (Honours) History from St. Stephens’ College, Delhi University.

Specialised Expertise	Ms. Anuradha Dutt is a prominent member of the legal community and brings more than three decades of experience in the legal field and has made substantial contributions to the field of law

No. of shares held in the Company	Nil

Directorship in Companies

Listed / Unlisted Public Companies

•    Vedanta Limited (earlier Sesa Sterlite Limited)

Private Companies / Sec 8 Companies

•    Lexnovum Consultaire Private Limited

•    Morrisett Litigators Private Limited

•    D & M Corporate Consultants Private Limited

•    Advent Corporate Services Private Limited

•    Barkha Dutt Media Private Limited

Partner

•    Dutt & Menon

•    DuttMenon DunmorrSett

Foreign Companies – None

Committee Positions	Member Stakeholders Relationship Committee • Vedanta Limited (Formerly Sesa Sterlite Limited) Corporate Social Responsibility Committee • Vedanta Limited (Formerly Sesa Sterlite Limited)

By Order of the Board of Directors
VEDANTA LIMITED

Rajiv Choubey
Dated:	28/05/2015	Company Secretary & AVP-legal

Registered Office:

Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001

CIN: L13209GA1965PLC000044

Email: comp.sect@vedanta.co.in